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                                                  Filed by Cardiac Science, Inc.
               pursuant to Rule 425 under the Securities Act of 1933, as amended
                                          Subject company: Cardiac Science, Inc.
               Commission File No. for Related Registration Statement: 333-60308

FOR RELEASE IN SWEDEN SEPTEMBER 27, 2001 at 3:00 AM EDT

Contact:  Roderick de Greef
          Chief Financial Officer
          Cardiac Science, Inc.
          +1(949) 587-0357
          rdegreef@cardiacscience.com
          ---------------------------

 CARDIAC SCIENCE EXTENDS THE ACCEPTANCE PERIOD FOR THE TENDER OFFER FOR ARTEMA

     IRVINE, Calif. - September 27, 2001 - Cardiac Science, Inc., today announced that the acceptance period for the tender offer for all the outstanding shares of Artema Medical has been extended to 3 P.M. Stockholm time on October 19, 2001. The extension is due to delays in completing the Company's financing transaction, which have arisen as a result of uncertainty in the U.S. capital markets in the wake of the tragic events of September 11, 2001.

     Other terms and conditions remain the same during the extended acceptance period. To date, no Artema class A shares have been tendered, and approximately 551,300 shares of Artema's class B shares have been tendered.

About Cardiac Science

     Cardiac Science develops, manufactures and markets life-saving external cardiac defibrillator devices. The Company's initial product, the Powerheart(R), is the only FDA-cleared technology that monitors a patient's heart activity externally, identifies sudden cardiac arrest and immediately administers life-saving defibrillation without human intervention. The growth of the Company's installed base provides a potential recurring revenue stream from the sale of its proprietary disposable defibrillator electrodes. For more information visit www.cardiacscience.com.
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About Artema Medical

     Artema develops, manufactures and markets bedside and portable multi-parameter patient monitors and external defibrillator devices used in cardiac and emergency care applications inside and outside of hospitals. Artema's products are distributed throughout Europe, Asia and the Middle East.

     This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be
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relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 2000 and other documents filed by the company with the Securities and Exchange Commission.

WE HAVE FILED AN S-4 REGISTRATION STATEMENT WITH THE SEC IN CONNECTION WITH THE OFFER. WE URGE YOU TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov <http://www.sec.gov> and
                                         --------------------------------
upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357).